

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE

February 1, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (813) 739-0115*

Frederick Arnold
Executive Vice President, Finance
Masonite International Inc.
One North Dale Mabry Highway, Suite 950
Tampa, Florida 33609

>       **Re:     Masonite International Inc.**
>                 **Registration Statement on Form F-4**
>                 **Filed January 4, 2007**
>                 **File No. 333-139791**

Dear Mr. Arnold:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your reference to future subsidiaries on page 9. To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the effectiveness of this registration statement, we assume you will update the facing page, the signature pages, and financial statements to

reflect the additional guarantors.  Please note that guarantors added following effectiveness of this Form F-4 will require a new registration statement to be filed to register the additional guarantees.

2. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please explain to us in detail how you determined that you meet the definition of a foreign private issuer contained in Exchange Act Rule 3b-4(c).  Please note the requirement of Rule 3b-4(c)(1), which refers to voting securities that are <u>directly or indirectly held of record</u> by U.S. residents.

Cover Page

4. We note your statement that the exchange offer will expire at 5:00 p.m., New York City time, on the 21st business day after the date of the prospectus.  We note that "business day," as defined on page 162 of the prospectus, differs from the applicable definition contained in Exchange Act Rule 14d-1(g)(3).  Please confirm that the offer will remain open at least through midnight on the twentieth business day, as calculated by the latter standard.

Prospectus Summary, page 1

5. Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and business strategy, please balance it by briefly discussing the risks of implementing the strategy.

6. Please disclose the basis for your statement that you are one of the largest manufacturers of doors, i.e. based upon revenues, market share, volume, etc. Please provide similar disclosure for the statement that your products are marketed under "well-recognized brand names."  Please also disclose what you mean by "global manufacturing and distribution footprint" in the third paragraph.

Summary Consolidated Financial Data, page 13

7. The disclosures in note (4) on page 16 indicate that you use EBITDA and Adjusted EBITDA to measure your operating performance.  Given that your segmented information note to the financial statements on page F-54 only refers to Adjusted EBITDA, please expand your disclosure to state how and why you use both of these non-GAAP financial measures as a supplemental measure of your operating performance as well as why you believe presentation of both of these amounts provides useful information to investors.  See Item 10(e) of

Regulation S-K.  If you continue to present EBITDA, please retitle what you currently call EBITDA as you are including other charges in this measure.  See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Risk Factors, page 19
Risks Related to Our Indebtedness and the Notes, page 19

8. We note the discussion of the cross-default and acceleration provisions of your other indebtedness on pages 112 and 153-54.  Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.  We note your discussion of the possible acceleration of your indebtedness regarding the potential liquidation of collateralized assets on page 21 and upon a change of control on page 24.

Forward-Looking Statements, page 37

9. Please delete "will" from the list of words intended to identify forward-looking statements.

Unaudited Pro Forma Consolidated Financial Information, page 42

10. For adjustments (3), (4), and (7), please show precisely how you computed these amounts.

11. For adjustment (5), please show precisely how you are arriving at the interest cost for new debt issuances as well as the historical interest cost amounts.  Please disclose the amount of each debt being repaid or issued multiplied times its interest rate to arrive at the amount of interest expense to be deducted or added in the pro forma adjustment.  For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date.  If you used the rate as of a given date, please also disclose the date used.  Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%).  Make the appropriate revisions.

12. Please disclose in your pro forma financial statements the nature and terms of any management or cost sharing agreements that were entered into as a result of the Transaction.  Please tell us what consideration you gave to including the effect of these agreements, including the agreements entered into with KKR and Capstone disclosed on page 87, in your pro forma financial information.

Management's Discussion and Analysis . . ., page 51
Consolidated Results of Operations for the Nine Month Period Ended September 30,
2006 compared to the Combined Nine Month Period Ended September 30, 2005, page 56

13. Please do not present or discuss the combined results of the predecessor and successor. Please discuss the separate historical results of the predecessors and the successor. Please revise your MD&A accordingly.

14. On pages 58, 59, and 66, you discuss and present in tabular format cost of sales for various periods excluding certain items. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as the specified items you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Liquidity and Capital Resources, page 78

15. Please revise your discussion of the five-year interest rate swap agreement entered into in April 2005 to disclose the "applicable credit spread." Similarly revise your disclosure under Interest Rate Risk on page 88.

Non-GAAP Measures, page 81

16. In your reconciliation of Adjusted EBITDA to net loss for the twelve month period ended September 30, 2006, it appears that adjustments (h) and (j) represent pro forma and not actual amounts. Please further clarify why these amounts are being reflected in your Adjusted EBITDA amounts. Specifically, please state whether your credit agreements require you to include these pro forma amounts in your determination of Adjusted EBITDA and how you arrived at these amounts.

Contractual Obligations, page 87

17. Please revise your table of contractual obligations to include the following:
    - Payments you are obligated to make under your interest rate swap agreements; and
    - Planned or required payments to fund pensions and other post-employment benefits.

    Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Business, page 92
Post Transaction Initiatives, page 92

18. We note your discussion of implementation of Lean Sigma methodologies under this heading as well as in your business strategy disclosure on page 94. Please revise to disclose the specific steps you are taking to achieve your business objectives.

Directors and Senior Management, page 104

19. Please revise to provide the age of your officers and directors. Refer to Item 6.A.3 of Form 20-F.

Executive Compensation, page 105

20. Please update your discussion under this heading to provide disclosure as of the year ended December 31, 2006. Refer to Item 6.B of Form 20-F.

Description of Certain Indebtedness, page 110

21. Please revise your discussion of the interest rate for the revolving credit facility to explain how LIBOR is adjusted and what constitutes the alternative base rate.

22. Please revise your discussion of mandatory prepayments to define "excess cash flow."

The Exchange Offer, page 113
Expiration Date; Extensions, Amendments, page 116

23. Please revise your prospectus to disclose how termination of the exchange offer will affect old notes previously accepted for exchange. In this regard, we note disclosure that you reserve the right to amend or terminate the offer and not accept any old notes not previously accepted upon the occurrence of any of the conditions specified on pages 116-17. If the offering is terminated due to the conditions you reference, it seems that you would return all notes that had been tendered.

24. You reserve the right to extend the period of time during which the exchange offer is open and thereby delay acceptance of tendered outstanding notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). In addition, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

25. Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.  <u>See</u> Securities Exchange Act Rule 14e-1(d).

26. We note your statement in the final paragraph under this heading that "[a]ny delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice . . . ."  Please revise this statement so that it does not conflict with your representation in the second paragraph under this heading that you will notify registered holders of an extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

27. Please also revise the concluding paragraph to clarify that to the extent the exchange offer is terminated, your undertaking to provide notice "as promptly as practicable" will not conflict the requirement of Exchange Act Rule 14e-1(c) that any tendered notes be returned "promptly" after termination of the offering.

Conditions to the Exchange Offer, page 116

28. We note the statement that you may "terminate or amend the exchange offer . . . before accepting any outstanding notes . . . ."  Please revise to clarify that all conditions to the offer must be satisfied or waived prior to expiration of the offer and that you will issue the new notes promptly after expiration of the offer, rather than after acceptance.  <u>See</u> Exchange Act Rule 14e-1(c).

Certain U.S. Federal Income Tax Consequences, page 182

29. Please delete the word "Certain" from your heading here as well as under Certain Canadian Federal Income Tax Considerations on page 183 and Certain ERISA Considerations on page 184.

Financial Statements for the Period Ended December 31, 2005
Revised Consolidated Balance Sheets, page F-4

30. Please disclose on the face of your balance sheet the number of shares of common stock issued or outstanding, as appropriate.  See Rule 5-02(30) of Regulation S-X.

Note 1 – Significant Accounting Policies, page F-7
(h) – Property, Plant and Equipment, page F-9

31. The range of useful lives for your machinery and equipment of five to twenty-five years is very broad.  Please breakout the machinery and equipment category into smaller components.  For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 4 – Accounts Receivable, page F-23

32. Please disclose the gain or loss recognized from the sale of receivables, as well as the key assumptions used in measuring the fair value of interests that continue to be held by you as well as any servicing assets or servicing liabilities. See paragraphs 17(h)(2) and (3) of SFAS 140.

Note 10 – Long-term Debt, page F-29

33. Tell us how you have accounted for your registration rights agreement, including what consideration was given to SFAS 133 and EITF 05-04.

Note 14 – Share Capital, page F-36

34. Please revise your disclosures as necessary to provide detailed disclosures regarding each equity transaction during the Successor period, which should include the following:
    • The reason for the issuance;
    • The consideration received by you, if any;
    • The fair value of the securities issued;
    • Number of shares granted;
    • Exercise price;
    • Fair value of common stock;
    • The existence of any conversion or redemption features;
    • Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
    • If the valuation specialist was a related party, indicate as such.

Note 16 – Commitments, page F-46

35. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Note 21 – Variable Interest Entities, page F-53

36. Please provide all of the disclosures set forth in paragraph 23 of FIN 46(R) regarding the variable interest entities for which you are the primary beneficiary.

Note 23 – Segmented Information, page F-54

37. Please disclose the identity of the segment that reports the revenues derived from your customer who represents more than ten percent of your revenues. See paragraph 39 of SFAS 131.

38. Please separately quantify each item included in defined adjustments in your reconciliation of Adjusted EBITDA to net income (loss). See paragraph 32 of SFAS 131.

39. Please provide all of the information about geographic areas required by paragraph 38 of SFAS 131, which should include any material amounts of revenues from external customers and assets attributed to an individual country.

Note 26 – Reconciliation of Canadian and Unites States Generally Accepted Accounting Principles, page F-58

40. Please provide the information required by Item 17(c)(iii) of the Form 20-F regarding the differences between cash flows reported under United States GAAP and Canadian GAAP.

41. Since your initial registration statement was not effective by November 15, 2006, you should apply the guidance in SAB 108 to the financial statements included in this filing. Please revise your disclosure to indicate that you have adopted SAB 108 and, if true, that the impact was not material. See footnote 6 of SAB 108.

Note 28 – Consolidating Financial Statements, page F-70

42. Please confirm, and revise your disclosure if true, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

Financial Statements for the Period Ended September 30, 2006

43. Please address the above comments in your interim filings as well.

Exhibits
Exhibit 5.2, Opinion and Consent of Simpson Thacher & Bartlett LLP

44. We note your counsel's assumptions contained in the carry-over paragraph between pages 2 and 3 regarding each Non-Delaware Guarantor, as identified in Schedule II to the opinion. Please submit a revised legality opinion that does not contain this assumption for the non-Delaware guarantors that are not included in the opinion of Davies Ward Phillips & Vineberg LLP. Alternatively, we will not object if counsel obtains local corporate law opinions necessary to support its opinion with respect to the non-Delaware guarantors for which there are currently no local counsel opinions, indicates that it is relying on such opinions, and files the local opinions as exhibits to the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Nudrat Salik, Senior Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.  Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc:     Joseph H. Kaufman (*via facsimile* 212/455-2502)
        Kathryn Gettles-Atwa
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, New York 10017-3954